Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended March 31, 2017			For the three months ended March 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,719	27,667	77	26,570	26,527	65
Cost of revenues	23,588	23,561	52	22,803	22,775	50
Selling, general and other costs	1,841	1,832	9	1,756	1,747	9
Research and development costs	846	846	—	759	759	—
Result from investments	96	50	46	62	28	34
Restructuring costs	35	35	—	7	7	—
Net financial expenses	436	436	—	512	512	—
Profit before taxes	1,069	1,007	62	795	755	40
Tax expense	428	424	4	317	316	1
Result from intersegment investments	—	58	—	—	39	—
Net profit	641	641	58	478	478	39

Adjusted EBIT	1,535	1,473	62	1,379	1,339	40

Statement of Financial Position by activity
Unaudited

	At March 31, 2017			At December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	15,010	15,010	—	15,222	15,222	—
Other intangible assets	11,686	11,683	3	11,422	11,419	3
Property, plant and equipment	30,663	30,661	2	30,431	30,429	2
Investments and other financial assets	3,059	3,456	1,166	3,204	3,607	1,111
Deferred tax assets	3,594	3,539	55	3,699	3,644	55
Inventories	13,118	13,118	—	12,121	12,121	—
Assets sold with a buy-back commitment	1,673	1,673	—	1,533	1,533	—
Trade receivables	2,721	2,720	17	2,479	2,480	30
Receivables from financing activities	2,432	1,005	2,386	2,578	884	2,537
Tax receivables	280	286	3	299	293	6
Other assets	4,114	4,096	21	3,917	3,901	16
Cash and cash equivalents	13,910	13,753	157	17,318	17,167	151
Assets held for sale	116	116	—	120	120	—
TOTAL ASSETS	102,376	101,116	3,810	104,343	102,820	3,911
Equity and Liabilities
Equity	20,063	20,063	1,530	19,353	19,353	1,474
Employee benefits	9,658	9,656	2	9,863	9,861	2
Provisions	15,590	15,580	10	15,837	15,826	11
Deferred tax liabilities	219	219	—	194	194	—
Debt	21,156	20,017	2,131	24,048	22,638	2,293
Trade payables	23,448	23,460	4	22,655	22,673	2
Other financial liabilities	498	496	2	697	690	7
Other liabilities	11,658	11,539	131	11,599	11,488	122
Liabilities held for sale	86	86	—	97	97	—
TOTAL EQUITY AND LIABILITIES	102,376	101,116	3,810	104,343	102,820	3,911

Statement of Cash Flows by activity
Unaudited

	For the three months ended March 31, 2017			For the three months ended March 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from operating activities:
Net profit for the period	641	641	57	478	478	39
Amortization and depreciation	1,600	1,599	1	1,417	1,417	—
Change in inventories, trade and other receivables and payables	(581)	(603)	22	(1,213)	(1,211)	(2)
Dividends received	35	41	—	106	124	—
Change in provisions	(195)	(195)	—	30	31	(1)
Change in deferred taxes	142	142	—	(3)	(1)	(2)
Other changes	(65)	(81)	(41)	(45)	(59)	(25)
Total	1,577	1,544	39	770	779	9
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(2,231)	(2,231)	—	(1,821)	(1,820)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	—	—	—	(21)	(21)	—
Net change in receivables from financing activities	149	(12)	161	40	(58)	98
Change in securities	147	148	(1)	—	—	—
Other changes	14	14	—	65	138	(73)
Total	(1,921)	(2,081)	160	(1,737)	(1,761)	24
Cash flows used in financing activities:
Net change in Debt and other financial assets/liabilities	(2,970)	(2,783)	(187)	(1,038)	(1,035)	(3)
Other changes	—	—	(6)	(148)	(148)	(18)
Total	(2,970)	(2,783)	(193)	(1,186)	(1,183)	(21)
Translation exchange differences	(94)	(94)	—	(546)	(546)	—
Total change in Cash and cash equivalents	(3,408)	(3,414)	6	(2,699)	(2,711)	12
Cash and cash equivalents at the beginning of the period	17,318	17,167	151	20,662	20,528	134
Cash and cash equivalents at the end of the period	13,910	13,753	157	17,963	17,817	146